BOXLIGHT CORPORATION

1045 PROGRESS CIRCLE

LAWRENCEVILLE, GA 30043

September 25, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Boxlight Corporation
Withdrawal of Acceleration Request - Registration Statement on Form S-1
File No. 333-204811

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on September 22, 2015, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, September 24, 2015, at 5:00 p.m., in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely yours,

BOXLIGHT CORPORATION

By:	/s/ James Mark Elliott
Name:	James Mark Elliott
Title:	Chief Executive Officer